Exhibit 99.1

High Tide Makes The Globe and Mail's Third-Annual Ranking of Canada's Top Growing Companies With 733% Growth Over Three Years

CALGARY, AB, Sept. 24, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a retail-focused cannabis company enhanced by the manufacturing of proprietary and licensed consumption accessories, is pleased to announce that it has been named one of Canada's top growing companies for 2021 by the Globe and Mail ("the Report").

High Tide Inc. September 24, 2021 (CNW Group/High Tide Inc.)

The Report ranks rapidly-expanding Canadian companies based on carefully audited three-year revenue growth. Based on this criteria High Tide ranked 82nd out of 448 companies in 2021 with three-year growth of 733%.

"Today's recognition from The Globe and Mail, one of Canada's most prestigious daily newspapers, is further validation of High Tide's continued operational execution. Our team earned this ranking by growing our revenue by 733% over just three years. Since opening our first cannabis retail store in October of 2018 we have been able to grow as a company from just 160 employees to almost 100 stores and over 900 employees today," said Raj Grover, President and Chief Executive Officer of High Tide. "In the months ahead we will continue to drive revenue growth by expanding our retail bricks and mortar and e-commerce businesses organically and through strategic acquisitions in Canada, the United States and Europe", added Mr. Grover.

Launched in 2019, the Canada's Top Growing Companies editorial ranking aims to celebrate entrepreneurial achievement in Canada by identifying and amplifying the success of growth-minded, independent businesses in Canada. It is a voluntary program; companies had to complete an in-depth application process in order to qualify. In total, 448 companies earned a spot on this year's ranking.

The full list of 2021 winners, and accompanying editorial coverage, is published in the October issue of Report on Business magazine—available tomorrow—and online immediately.

"As we look toward the future, Canada's Top Growing Companies offer both inspiration and practical insights for other firms facing similar challenges," says James Cowan, Editor of Report on Business magazine. "The entrepreneurs behind these companies are smart, tenacious and unwavering in their commitment to their goals."

"Any business leader seeking inspiration should look no further than the 448 businesses on this year's Report on Business ranking of Canada's Top Growing Companies," says Phillip Crawley, Publisher and CEO of The Globe and Mail. "Their growth helps to make Canada a better place, and we are proud to bring their stories to our readers."

About The Globe and Mail

The Globe and Mail is Canada's foremost news media company, leading the national discussion and causing policy change through brave and independent journalism since 1844. With award-winning coverage of business, politics and national affairs, The Globe and Mail newspaper reaches 6.4 million readers every week in print or digital formats, and Report on Business magazine reaches 2 million readers in print and digital every issue. The Globe and Mail's investment in innovative data science means that as the world continues to change, so does The Globe. The Globe and Mail is owned by Woodbridge, the investment arm of the Thomson family.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing of proprietary and licensed consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 97 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan.  High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-makes-the-globe-and-mails-third-annual-ranking-of-canadas-top-growing-companies-with-733-growth-over-three-years-301384490.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/24/c8210.html

%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 09:15e 24-SEP-21